Exhibit 99.1

CONSENT OF DOUGLAS N. BENHAM

The undersigned hereby consents to his or her being named in the Registration Statement on Form S-11 of CNL Healthcare Properties II, Inc. and the related Prospectus and any and all amendments thereto as a person who is expected to become a director of CNL Healthcare Properties II, Inc. upon election by the board of directors to fill an existing vacancy.

Dated: November 20, 2015

By:	/s/ Douglas N. Benham
Douglas N. Benham